June 1, 2011

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Judiciary Plaza
Washington, D.C.  20549-1004

Re:	TapImmune Inc.
Registration Statement on Form S-1 (File No. 333-167571)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), TapImmune Inc., a corporation organized under the laws of  the State of Nevada (the “Registrant”), hereby respectfully requests withdrawal of its Registration Statement on Form S-1, as amended (File No. 333-167571), together with all exhibits and the amendments thereto (the “Registration Statement”).

The Securities and Exchange Commission (the “Commission”) declared the Registration Statement effective on August 5, 2010.  The Registrant is withdrawing the Registration Statement as the Convertible Notes and Warrants that were convertible and exercisable into the shares of common stock that were registered on the Registration Statement (the "Registered Shares") have been retired and are no longer outstanding.  As a result, none of the Registered Shares can be acquired by any of the selling shareholders in the Registration Statement.  The Registrant hereby confirms that no securities were sold pursuant to the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact Denis Corin, of the Registrant, at (206) 336-5560.

Very truly yours,

By:	/s/ Denis Corin
Name:	Denis Corin
Title:	President